Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Myriad Genetics, Inc.

We consent to the use of our reports dated September 6, 2006, with respect to the consolidated balance sheets of Myriad Genetics, Inc. and subsidiaries as of June 30, 2006 and 2005 and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended June 30, 2006, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2006, and the effectiveness of internal control over financial reporting as of June 30, 2006, incorporated herein by reference.

/s/ KPMG LLP
Salt Lake City, Utah
February 21, 2007